SembCorp Industries

02 NOV 20 AM 9:07

Rule 12g3-2(b) File No. 825109

31 October 2002

02060342

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed are the announcements submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

PROCESSED
DEC 17 2002
THOMSON FINANCIAL

Linda Hoon (Ms)
Group Company Secretary

Enclosure

9 Bishan Place #08-00 Junction 8 Singapore 579837

MASNET No. 15 OF 29.10.2002
Announcement No. 15

SEMBCORP INDUSTRIES LTD

INFORMATION ON SEMBCORP INDUSTRIES' EGM TO BE HELD ON NOVEMBER 13, 2002

Purpose of EGM:

To approve the sale of SembCorp Industries' 75 per cent equity interest in Singapore Food Industries by way of a renounceable preferential offer to SembCorp Industries shareholders.

Benefits of the Proposed Sale:

If approved by shareholders, the sale will allow SembCorp Industries to realise cash proceeds of $262.5 million and a net gain of $180 million, which will further enhance the earnings ratios and gearing of the SembCorp Industries Group.

EGM Details:

Date: Wednesday November 13, 2002

Time: 10.20 am (or as soon as an earlier SembCorp Industries EGM held to approve other matters is completed)

Place: The Theatrette
60 Admiralty Road West
Singapore 759947

All proxy forms must be sent to:

The Company Secretary
SembCorp Industries Ltd
9 Bishan Place #08-00 Junction 8
Singapore 579837

These forms must reach us by 10.20 am November 11, 2002

AT THE EGM

§ What are shareholders voting for at this EGM?

SembCorp Industries shareholders are voting to allow the divestment of its entire 75 per cent interest in SFI for an aggregate consideration of $262.5 million.

§ Do shareholders have to purchase SFI shares or pay anything if they vote for the proposed sale?

At this EGM, shareholders are only voting to approve SembCorp Industries' sale of its entire stake in SFI.

If shareholders vote "Yes" at the EGM, it does **NOT** mean that they will have to purchase SFI shares offered to them.

§ Why is SembCorp Industries selling its stake in SFI?

The proposed sale of SFI is part of SembCorp Industries' programme to divest its non-core businesses and focus on its Key Businesses, which are Utilities, Environmental Engineering, Logistics, Marine Engineering and Engineering & Construction.

§ What are the benefits to SembCorp Industries?

If approved by shareholders, the sale will allow SembCorp Industries to realise cash proceeds of $262.5 million and a net gain of $180 million.

SembCorp Industries' proforma (based on FY2001 accounts) EPS and NTA per share will rise to 19.19 cents and 81.76 cents respectively while proforma net gearing will fall to 0.72 times. Please refer to Section 8 of the Circular for full details.

The proceeds from the divestment of SFI will be used to reduce the borrowings of the SembCorp Industries' Group and the funds will be redeployed into growing its Key Businesses.

AFTER THE EGM

§ **What happens if the divestment is approved?**

An offer document setting out the procedures for the renounceable preferential offer will be despatched in due course to persons who are SembCorp Industries shareholders as at a books closure date to be determined.

SembCorp Industries shareholders will have **three** options (see the Circular for full details):

1. They can accept their entitlements of SFI shares in full or in part and may apply for excess shares

2. They can trade their nil-paid entitlements to the SFI shares as long as there is a market for such entitlements

3. They do not need to do anything if they do not wish to purchase the SFI shares offered

Singapore Technologies has undertaken to purchase all SFI shares not taken up under the offer.

§ **What if the divestment is not approved?**

In this case, SembCorp Industries will not be able to carry out the sale of SFI.

For further enquiries, please contact:

Lucy Lim
OCBC Bank (the financial advisor to SembCorp Industries)
Tel: 6530 4945
Email: limlucy@ocbc.com.sg

Kwong Sook May
SembCorp Industries
Group Corporate Secretariat
Tel: 6357 9270
Email: sookmay@sembcorp.com.sg

Beverley Wong
SembCorp Industries
Group Corporate Relations
Tel: 6357 9153
Email: gcr@sembcorp.com.sg

The information in this fact sheet should be read in conjunction with, and is qualified in its entirety by, the more detailed information in the Circular to Shareholders issued by SembCorp Industries on October 29, 2002.

This Circular will be distributed by post to all registered shareholders of SembCorp Industries. A copy of this Circular is also available from the SGX website at www.sgx.com.

Prepared by SembCorp Industries Group Corporate Relations and released on October 29, 2002

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 29/10/2002 to the SGX

SEMBCORP INDUSTRIES LTD

Notice Of Changes In Director's Interests In Related Company

Name of director:	Goh Geok Ling
Date of notice to company:	30/10/2002
Date of change of interest:	30/10/2002
Name of registered holder:	Goh Geok Ling
Circumstance(s) giving rise to the interest:	Others
Please specify details:	Acceptance of the Voluntary Conditional Cash Offer of Vertex Venture Holdings Ltd's shares

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	22,772
% of issued share capital:	0
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	0.25
No. of shares held before the transaction:	22,772
% of issued share capital:	0
No. of shares held after the transaction:	22,772
% of issued share capital:	0

Holdings of Director, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	0	22,772
% of issued share capital:	0	0
No. of shares held after the transaction:	0	22,772
% of issued share capital:	0	0
Total shares:	0	22,772

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 31/10/2002 to the SGX